DWS Distributors, Inc.
(A Wholly Owned Subsidiary of
DWS Investment Management Americas, Inc.)
Exemption Report
December 31, 2020

DWS Distributors, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following with respect to its most recent fiscal year:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3; and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because, for its most recent fiscal year, the Company limited its business activities to: (i) mutual fund underwriter or sponsor; (ii) wholesaler of exchange traded funds; (iii) wholesaler of foreign investment company securities to U.S. and non-U.S. broker-dealers; and (iv) wholesaler or distributor of real estate investment trusts (REITs); and the Company (i) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (ii) did not carry accounts of or for customers; and (iii) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

DWS Distributors Inc.

I, Nancy Tanzil, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: _____
Financial and Operational Principal

March 31, 2021